


ICAP

19 June 2003

82-4904

Company Announcements Office
Old Broad Street
London
EC2N 1HP


03024688


JUN 24 2003
181

Dear Sirs

SUPPL

ICAP plc
AVS No: 664028 and 478689

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield
Deputy Company Secretary

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Enc:

7/21

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 664028

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	INTERCAPITAL PRIVATE GROUP LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS PER 2	AS PER 2

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
-	-	3,000	0.002%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50P EACH	19.06.03	19.06.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
800,171	0.70%

14. Any additional information	15. Name of contact and telephone number for queries
SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED	HELEN BROOMFIELD 020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

Helen Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 19 June 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority


INTERCAPITAL

To: The Directors
ICAP plc
(the "Company")

19th June 2003

Dear Sirs

Notification concerning interests in shares

1 We, Intercapital Private Group Limited ("IPGL") of Park House, 16 Finsbury Circus, London EC2M 7PQ, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2 This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 42 per cent. of the share capital of IPGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3 On 19th June 2003 pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 3,000 ordinary shares of 50 pence each in the capital of the Company.

4 Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a notifiable interest (within the meaning of Section 199(2) of the Act), in 25,909,312 shares of 50 pence each in the capital of the Company, 800,171 of which being registered in our name and the balance of 25,109,141 being registered in the name of Incap Netherlands (Holdings) BV.

Yours faithfully

....

For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **478689**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **MR MICHAEL SPENCER**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **MR M SPENCER AND MRS SPENCER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **INTERCAPITAL PRIVATE GROUP LTD 803,171** **INCAP NETHERLANDS (HOLDINGS) BV 25,109,141** **MICHAEL SPENCER 175,000** **HELD IN TRUST FOR CHILDREN 10,000**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **TRANSFER OF SHARES**

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
		3,000	0.002%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY SHARES 50P	**(NOT YET DETERMINED)**	**19.06.03**	**19.06.03**

15. Total holding following this notification **INTERCAPITAL PRIVATE GROUP LTD 800,171** **INCAP NETHERLANDS (HOLDINGS) BV 25,109,141** **MICHAEL SPENCER 175,000** **HELD IN TRUST FOR CHILDREN 10,000**	16. Total percentage holding of issued class following this notification **INTERCAPITAL PRIVATE GROUP LTD 0.70%** **INCAP NETHERLANDS (HOLDINGS) BV 21.84%** **MICHAEL SPENCER 0.15%** **HELD IN TRUST FOR CHILDREN 0.008%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information **SEE ATTACHED APPENDIX**	24. Name of contact and telephone number for queries **HELEN BROOMFIELD** **020 7463 4388**

25. Name and signature of authorised company official responsible for making this notification

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 19 June 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 255,399 of ICAP representing 0.22% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

19 June 2003



Garban Intercapital

6/20/2003

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 664028 and 478689

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

Garban Intercapital
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996

Garban



20 June 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc – AVS No. 349585
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Fidelity Investments pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning Helen Broomfield on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 8743

www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 349585

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	FIDELITY INVESTMENTS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SEE ATTACHED LETTER	SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
1,423,000	1.24%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	19.06.03	20.06.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
5,898,919	5.13%

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD 020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

[signature]

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 20 June 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries: UK Listing Authority



June 19. 2003

ICAP Plc
2nd Floor
Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-374-6743

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist



Amendment #2

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

   FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________
Joseph Mari
Director of Global Compliance - FMR Co.
Duly authorized under Powers of Attorney dated June 3, 2003 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 2

Security: ICAP Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	7,913	FMRCO	Mellon Bank
	3,200	FMRCO	HSBC
	5,300	FMTC	State Street Nominees Ltd.
	3,500	FMTC	Brown Brothers Harriman
	2,500	FMTC	State Street Bank & Trust
	1,232,722	FISL	Chase Nominees Ltd
	1,200,600	FISL	Chase Manhattan Bank London
	234,200	FPM	Bankers Trust
	118,300	FPM	Chase Nominees Ltd
	19,300	FPM	Nortrust Nominees Ltd
	258,100	FPM	Bank of New York London
	68,100	FPM	Northern Trust
	13,300	FPM	Deutsche Bank
	27,800	FPM	Citibank
	30,400	FPM	Mellon Nominees Ltd
	124,750	FIL	Chase Nominees Ltd
	363,690	FIL	HSBC Client Holdings Nominee (UK) Limited
	520,690	FIL	Northern Trust
	249,554	FIL	Chase Manhattan Bank London
	45,100	FIL	Deutche Bank
	12,700	FIL	Mellon Nominees Ltd
	56,900	FIL	Bank of New York, Brussels
	736,700	FIL	Bank of New York London
	196,700	FIL	State Street Bank & Trust
	66,400	FIL	Citibank
	226,500	FIL	Clydesdale Bank (Head Office) Nominees Limited
	12,600	FIL	JP Morgan
	52,600	FIL	State Street Nominees Ltd
	8,600	FIL	Bankers Trust
Total Ordinary Shares	5,898,919		
Current ownership percentage:	~~5.74%~~	5.13%	
Shares in issue:	~~102,830,548~~	114,974,374	
Change in holdings since last filing:	+1,423,000 ordinary shares		

TOTAL P.07